UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer
DATE: August 17, 2009

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED SECOND QUARTER 2009 RESULTS
AND ANNOUNCES SHARE REPURCHASE
NANJING, CHINA, August 17, 2009 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading manufacturer and supplier of branded generic and innovative pharmaceuticals in China, today reported unaudited financial results for the quarter ended June 30, 2009.
Highlights
²	Total revenue was RMB424.4 million (US$62.1 million) for the second quarter of 2009, a decrease of 2.7% from RMB436.2 million for the same period in 2008.

²	Income from operations was RMB37.9 million (US$5.5 million) for the second quarter of 2009, a decrease of 61.4% from RMB98.1 million for the same period in 2008.

²	Net income attributable to Simcere was RMB37.2 million (US$5.5 million) for the second quarter of 2009, a decrease of 60.9% from RMB95.2 million for the same period in 2008.

²	Gross margin for the second quarter of 2009 was 82.3%, compared to 81.7% for the same period in 2008.

²	The Company’s board of directors approved a new share repurchase program under which Simcere Pharmaceutical Group may purchase up to US$50 million worth of its issued and outstanding American depositary shares (''ADSs’’). The new program is in addition to the share repurchase program announced in November 2008.
Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group, commented: “While gross margin was stable in the second quarter, total revenues declined slightly. Sales of edaravone products, our single largest revenue contributor, saw solid growth for the quarter, while performance of Endu and other generic drugs was slower than expected. We were encouraged, however, by the strong performance of other first-to-market drugs, especially Sinofuan which saw exceptional growth during the quarter.”
“Looking forward, we will continue efforts to build our sales force as we invest in sales, marketing and R&D to support Simcere’s middle-and-long-term sustainable growth,“Mr. Ren continued.
In the second quarter, Simcere completed the acquisition of a 37.5% stake in Jiangsu Yanshen Biological Technology Stock Co., Ltd., a China-based developer and manufacturer of vaccines. Also, Shanghai Celgen Bio-Pharmaceutical Co., Ltd. (“Shanghai Celgen”), in which Simcere entered into a share purchase agreement to acquire an approximately 35% equity interest in May 2009, is preparing for the launch of its major biogeneric etanercept drug, which is waiting for approval from the PRC State Food and Drug Administration (“SFDA”). The acquisition of Shanghai Celgen is expected to be completed in the third quarter this year.

2009 Second Quarter Financial Results
Total revenue for the second quarter of 2009 was RMB424.4 million (US$62.1 million), which represented a decrease of 2.7% from RMB436.2 million for the same period in 2008. For the first six months of 2009, total revenue was RMB866.9 million (US$126.9 million), representing an increase of 4.3% from RMB830.8 million for the same period in 2008.
Revenue from Endu, the Company’s patented anti-cancer biotech product, amounted to RMB32.1 million (US$4.7 million) in the second quarter of 2009, which was 7.6% of the Company’s product revenue for the second quarter of 2009 and represented a decrease of 49.1% from RMB63.1 million for the same period in 2008. For the first six months of 2009, revenue from Endu totaled RMB68.6 million (US$10.0 million), which represented a decrease of 45.9% from RMB126.9 million for the same period in 2008.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled RMB183.0 million (US$26.8 million) for the second quarter of 2009, which was 43.3% of the Company’s product revenue for the second quarter of 2009, and represented an increase of 24.0% from RMB147.6 million for the same period in 2008. For the first six months of 2009, revenue from Bicun and Yidasheng totaled RMB342.6 million (US$50.2 million), which represented an increase of 14.3% from RMB299.7 million for the same period in 2008.
Revenue from other first-to-market products including Jiebaishu, a nedaplatin product, Sinofuan, a 5-FU sustained release implant for the treatment of cancer, and Anxin, a biapenem injection for the treatment of serious infections launched in the fourth quarter of 2008, amounted to RMB45.9 million (US$6.7 million) for the second quarter of 2009, which was 10.8% of the Company’s product revenue for the second quarter of 2009. For the first six months of 2009, revenue from other first-to-market products totaled RMB78.6 million (US$11.5 million). Revenue from Sinofuan reached RMB34.6 million (US$5.1 million) for the second quarter, representing a 615.2% year-over-year growth.
Revenue from other branded generic products amounted to RMB161.9 million (US$23.7 million) or 38.3% of the Company’s product revenue for the second quarter of 2009, a decrease of 24.7% from RMB215.0 million for the same period in 2008. For the first six months of 2009, revenue from other branded generic products totaled RMB369.7 million (US$54.1 million), which was a decrease of 4.9% from RMB388.8 million for the same period in 2008.
Gross margin for the second quarter of 2009 was 82.3%, compared to 81.7% for the same period in 2008. For the first six months of 2009, gross margin was 82.4%, the same as in the first six months of 2008.
Research and development expenses for the second quarter of 2009 totaled RMB25.0 million (US$3.7 million) , an increase of 89.1% from RMB13.2 million for the same period in 2008. This increase was primarily due to increased research and development headcount as the Company continued to expand its research and development activities. As a percentage of total revenue, research and development expenses were 5.9% in the second quarter of 2009, compared to 3.0% for the same period in 2008. For the first six months of 2009, research and development expenses totaled RMB50.0 million (US$7.3 million), compared to RMB31.0 million for the same period in 2008.
Sales, marketing and distribution expenses for the second quarter of 2009 were RMB235.5 million (US$34.5 million), which represented an increase of 19.0% from RMB197.9 million for the same period in 2008. As a percentage of total revenue, sales, marketing and distribution expenses were 55.5% for the second quarter of 2009, compared to 45.4% for the same period in 2008. This increase was primarily due to hiring of additional staff and the increased sales, marketing and distribution expenses for promoting the Company’s major products such as Bicun and Sinofuan. For the first six months of 2009, sales, marketing and distribution expenses were RMB455.3 million (US$66.7 million), which represented an increase of 25.6% from RMB362.5 million for the same period in 2008.
General and administrative expenses were RMB50.9 million (US$7.5 million) for the second quarter of 2009, which represented an increase of 8.4% from RMB47.0 million for the same period in 2008. As a percentage of total revenue, general and administrative expenses increased to 12.0% for the second quarter of 2009 from 10.8% for the same period in 2008. For the first six months of 2009, general and administrative expenses were RMB110.2 million (US$16.1 million), which represented an increase of 17.2% from RMB94.0 million for the same period in 2008.
Share-based compensation expense, which was allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the employee was assigned to perform, totaled RMB5.6 million (US$0.8 million) for the second quarter of 2009. Share-based compensation expenses for the second quarter of 2008 were RMB6.4 million. For the first six months of 2009, share-based compensation expenses totaled RMB11.9 million (US$1.7 million), which represented a decrease of 11.4% from RMB13.4 million for the same period in 2008.

Income from operations was RMB37.9 million (US$5.5 million) for the second quarter of 2009, which represented a decrease of 61.4% from RMB98.1 million for the same period in 2008. For the first six months of 2009, operating income was RMB98.9 million (US$14.5 million), which represented a decrease of 49.9% from RMB197.3 million for the same period in 2008.
Income tax benefit for the second quarter of 2009 was RMB3.4 million (US$0.5 million), compared to an income tax expense of RMB18.1 million for the same period in 2008. The decrease in income tax expense for the second quarter of 2009 was primarily due to lower taxable income, the reduced income tax rates for certain operating subsidiaries effective from 2009 and the recognition of deferred tax benefits by certain operating subsidiaries as a result of the tax losses incurred in the second quarter of 2009. For the first six months of 2009, income tax expense was RMB4.2 million (US$0.6 million) compared to RMB34.9 million for the same period in 2008.
Net income attributable to Simcere was RMB37.2 million (US$5.5 million) for the second quarter of 2009, compared to RMB95.2 million for the same period in 2008. Net income margin was 8.8% for the second quarter of 2009, compared to 21.8% for the second quarter of 2008. For the first six months of 2009, net income was RMB85.4 million (US$12.5 million), which represented a decrease of 58.8% from RMB207.3 million for the same period in 2008. Net margin for the first six months of 2009 was 9.9% as compared to 24.9% for the same period in 2008.
Basic and diluted earnings per American Depository Share (“ADS”) for the second quarter of 2009 were RMB0.64 (US$0.09) and RMB0.63 (US$0.09) respectively. Basic and diluted earnings per ADS for the first six months of 2009 were RMB1.44 (US$0.21) and RMB1.43 (US$0.21) respectively. One ADS represents two ordinary shares of the Company.
As of June 30, 2009, the Company had cash, cash equivalents and restricted cash of RMB636.3 million (US$93.2 million), compared to RMB813.8 million as of December 31, 2008.
Share Repurchase Program
In November 2008, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$50.0 million of issued and outstanding ADSs from the open market or in block trades. As of June 30, 2009, 5.8 million ADSs have been repurchased. The Company will continue to repurchase issued and outstanding ADSs depending on market conditions, the trading price of its ADSs and other factors.
In addition to the share repurchase program announced in November 2008, the board of directors has approved a new share repurchase program. Under the terms of the new share repurchase program, Simcere Pharmaceutical Group may purchase up to US$50 million worth of its issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The Company may effect buyback transactions pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. The Company expects to implement this share repurchase program in a manner consistent with market conditions and the interest of the shareholders. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The Company plans to fund repurchases made under this program from its available cash balance.
Financial Statements
The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the financial statements and disclosures required by U.S. GAAP.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,”

“should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the second quarter 2009 on Tuesday, August 18, 2009 at 8 a.m. Eastern Time (Tuesday, August 18, at 8 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for second quarter 2009 and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number:	+1 800 510 0705
International dial-in number:	+1 617 597 5363
North China toll-free dial-in number:	+86 10 800 152 1490
South China toll-free dial-in number:	+86 10 800 130 0399
China toll free / Netcom:	+86 10 800 852 1490
Hong Kong dial-in number:	+852 3002 1672
Please ask to be connected to Simcere’s Q2 2009 earnings call and provide the following passcode: 78992895. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number: United States dial-in number:	+1 888 286 8010 +1 617 801 6888
The passcode for replay participants is: 77592594. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic and innovative pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics, and has introduced an innovative anti-cancer medication Endu, a first-to-market medication Sinofuan, and first-to-market generics such as Bicun and Anxin. Simcere manufactures and sells antibiotics, anti-cancer medication and stroke management medication. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, orthopaedics and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing: Frank Zhao Chief Financial Officer Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext 8818	In the United States: Kate Tellier Brunswick Group LLC Tel: 1-212-333-3810

In Beijing: Ruirui Jiang Brunswick Group Tel: 86-10-6566-2256	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended June 30,			Six months ended June 30,
	2008	2009	2009	2008	2009	2009
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	435,839	422,862	61,911	828,768	859,496	125,838
Other revenue	359	1,514	222	2,072	7,386	1,081

Total revenue	436,198	424,376	62,133	830,840	866,882	126,919
Cost of materials and production	(79,957)	(75,113)	(10,997)	(146,077)	(152,433)	(22,317)

Gross profit	356,241	349,263	51,136	684,763	714,449	104,602

Operating expenses:
Research and development expenses	(13,221)	(24,997)	(3,660)	(30,994)	(50,044)	(7,327)
Sales, marketing and distribution expenses	(197,939)	(235,509)	(34,481)	(362,458)	(455,288)	(66,658)
General and administrative expenses	(46,955)	(50,898)	(7,452)	(93,982)	(110,186)	(16,132)

Income from operations	98,126	37,859	5,543	197,329	98,931	14,485

Interest income	11,395	2,948	432	21,802	5,517	808
Interest expense	(2,761)	(2,172)	(318)	(3,243)	(4,675)	(684)
Foreign currency exchange gains	11,524	312	46	38,079	228	33
Other income	1,104	1,092	160	1,104	1,092	160

Earnings before income taxes	119,388	40,039	5,863	255,071	101,093	14,802

Income tax (expense) benefit	(18,087)	3,424	501	(34,869)	(4,168)	(610)

Net Income	101,301	43,463	6,364	220,202	96,925	14,192

Less: Net income attributable to the noncontrolling interest	(6,135)	(6,222)	(911)	(12,919)	(11,511)	(1,685)

Net income attributable to Simcere	95,166	37,241	5,453	207,283	85,414	12,507

Earnings per share attributable to Simcere:
Basic	0.76	0.32	0.05	1.66	0.72	0.11

Diluted	0.74	0.32	0.05	1.62	0.72	0.11

Earnings per ADS attributable to Simcere:
Basic	1.52	0.64	0.09	3.32	1.44	0.21

Diluted	1.48	0.63	0.09	3.23	1.43	0.21

Weighted average number of common shares:
Basic	125,043,205	116,136,745	116,136,745	125,025,500	118,368,384	118,368,384
Diluted	128,622,041	117,492,520	117,492,520	128,188,815	119,050,014	119,050,014

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
 (AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	June 30,	June 30,
	2008	2009	2009
	RMB	RMB	USD
Assets
Current assets
Cash, cash equivalents and restricted cash	813,766	636,337	93,166
Accounts and bills receivables, net	748,997	638,060	93,417
Inventories	95,948	111,222	16,284
Other current assets	49,048	80,753	11,822

Total current assets	1,707,759	1,466,372	214,689
Property, plant and equipment, net	463,059	500,318	73,251
Land use rights	114,624	113,385	16,601
Goodwill and intangible assets, net	453,455	439,199	64,303
Investment in an affiliated company	—	195,540	28,629
Other assets	39,325	37,967	5,558

Total assets	2,778,222	2,752,781	403,031

Liabilities
Current liabilities
Short-term borrowings and current installments of long-term debt	6,000	6,000	878
Accounts and bills payables	25,219	30,587	4,478
Other payables and accrued liabilities	303,794	394,458	57,754

Total current liabilities	335,013	431,045	63,110
Long-term debt, excluding current installments	62,000	62,000	9,077
Deferred tax liabilities	59,358	58,554	8,573
Other liabilities	20,529	20,999	3,074

Total liabilities	476,900	572,598	83,834

Equity
Simcere shareholders’ equity
Ordinary shares at par	9,624	8,987	1,316
Additional paid-in capital	1,505,252	1,269,793	185,909
Accumulated other comprehensive loss	(82,130)	(56,476)	(8,269)
Retained earnings	820,279	905,693	132,601

Total Simcere shareholders’ equity	2,253,025	2,127,997	311,557
Noncontrolling interest	48,297	52,186	7,640

Total equity	2,301,322	2,180,183	319,197
Commitments and contingencies
Total liabilities and equity	2,778,222	2,752,781	403,031

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.8302 on June 30, 2009 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.